UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Forester, Samuel J.
   777 Mariners Island Boulevard


   San Mateo, CA 94404
2. Issuer Name and Ticker or Trading Symbol
   Templeton Dragon Fund, Inc. (TDF)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                  11/18/96    P        100.000       A  $14.750                     D  Direct
Common Stock                                  01/30/97    P        100.000       A  $15.625                     D  Direct
Common Stock                                  04/24/97    P        100.000       A  $14.875                     D  Direct
Common Stock                                  06/18/97    S        100.000       D  $15.875                     D  Direct
Common Stock                                  07/03/97    S        100.000       D  $16.062                     D  Direct
Common Stock                                  03/13/98    P        100.000       A  $11.563      200.000        D  Direct
Common Stock                                  01/23/97    P        100.000       A  $16.375      100.000        I  by Daughter
Common Stock                                                                                     100.000        I  by Daughter 2
Common Stock                                  01/23/97    P        100.000       A  $16.375      100.000        I  by Son
Common Stock                                  08/21/97    P        100.000       A  $17.125                     I  by Spouse
Common Stock                                  08/25/97    P        100.000       A  $16.625      300.000        I  by Spouse

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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


Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Forester, Samuel J.
DATE